June 25, 2025

Danny Y. Yu
Senior Vice President and Chief Financial Officer
PLDT Inc.
Ramon Cojuangco Building
Makati Avenue
Makati City, Philippines

       Re: PLDT Inc.
           Form 20-F for the Fiscal Year Ended December 31, 2024
           File No. 001-03006
Dear Danny Y. Yu:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2024
Operating and Financial Review and Prospects
Results of Operations, page 48

1. In future filings, please revise to provide reconciliations of the non-IFRS measures of
       Adjusted EBITDA, Adjusted EBITDA margin, core income and telco core income that are provided on a segment basis. Also ensure that you present the most directly comparable IFRS measures, with equal or greater prominence, to each of the Adjusted
       EBITDA margins presented. Refer to Item 10(e)(1)(A) and (B) of Regulation S-K. In
       addition, please ensure you provide a quantitative reconciliation for each of the non-
       IFRS measures presented in your earnings releases on Form 6-K. Refer to Item
       100(a)(2) of Regulation G.
 June 25, 2025
Page 2
Liquidity and Capital Resources
Financing Requirements, page 73

2. We note your statement that you believe your available cash, including cash flow from operations, will provide sufficient liquidity to fund your projected operating, investment, capital expenditures and debt service requirements for the next 12 months. In making this assertion, please explain what consideration you gave to the total of your contractual obligations due within one year as noted from the table on page F-128 in relation to the balance of cash and cash equivalents and short-term investments and your historical cash flows from operations. Consolidated Income Statements, page F-7

3. Please tell us how your presentation of expenses complies with paragraphs 99 through
       105 of IAS 1. In this regard, it appears that you have presented certain expense categories by function and others, such as depreciation and amortization and interconnection costs, by nature. In addition, based on your disclosure in Note 5, it appears that cost of sales and services may be incomplete, as it excludes costs that are required to be incurred in order to generate revenue, such as compensation and employee benefits, interconnection costs, and depreciation and amortization of certain assets. Refer to paragraphs 7, 29 through 30A, and IG5 of IAS 1.
Notes to Consolidated Financial Statements
Note 2. Summary of Material Accounting Policies
Summary of Material Accounting Policies
Revenues from contracts with customers, page F-31

4. You indicate certain upfront fees, such as activation and installation fees, are deferred and recognized as revenue over the estimated average customer relationship period.
       We note from your disclosure on page F-43 that your reassessment of the average customer relationship period in 2023 resulted in a shorter amortization period with a range of three to six years for certain types of subscriber contracts. Please tell us what impact, if any, this change in estimate had on the timing and amount of revenue recognized related to non-refundable upfront fees. To the extent material, disclose the impact in future filings. Refer to paragraphs 100, 118, 123 and 125 of IFRS 15 and paragraphs 39 of IAS 8.
 June 25, 2025
Page 3

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Melissa Walsh at 202-551-3224 or Stephen Krikorian at 202-551-3488
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology